FUEGO ENTERTAINMENT, INC.
8010 NW 156 TERR
Miami Florida, 33026
(305)823-9999
(305) 823-9788 FAX

November 1, 2007

Michael Moran
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549

Re: Fuego Entertainment, Inc.
Amendment No.3 to Form 10-KSB for Fiscal Year Ended May 31, 2006
Filed July, 31, 2007
Amendment No. 1 toForm 10-QSB for Fiscal Quarter Ended February 28, 2007
Filed July 31 2007
File No.’s 0-52054

 Dear Mr. Moran:

We are writing in response to your comment letter dated August 17, 2007 in connection with the above referenced filings. The numbered responses below correspond to the numbered comments on your letter.

1. Impairment of production costs is determined quarterly and annually based on expected future revenues and costs. If the present value of that impairment analysis is less than the specific production costs involved, the carrying value of such costs are written down to that present value. In accordance with Statement of Position No. 00-2, Accounting by Producers or Distributors of Films, production costs will be written off if they have been in process for more than 3 years.

2. Mr. Cancio’s compensation was $36,000 for the fiscal year ended May 31, 2006, all of which was contributed to capital. Future filings will contain this information and the 10-KSB for the year ended May 31, 2007, did contain this information in Item 10.

3. The promissory notes were filed as exhibits to our latest 10KSB filling.

4. Our terms vary according to the relationship with the customers. All of our customers have net 60 days with the exception of our three major customers who have net 180 days.

A)	Terms 60 days to 180 days
B)	Sale date: from 11/2006 to 02/28/2007 revenues are as follows: customer A: $ 105,054 and Customer B $ 30,224
C)	There was no collections for customers A or B as of Fiscal Quarter Ended February 28th, 2007

5. Our sales arraignments are consistent with SAB 13A criteria.

Persuasive evidence exist. All deliveries have occurred and services were rendered. The company sales prices are fixed and reasonable collectibility is assured based on the long history of the relationship between Mr. Cancio and the clients.

6. The audit for the year ended May 31, 2007, revealed that the total cost of the Ciocan inventory given to Fuego Entertainment, Inc. for the entire year was less than $6,000, which was not considered material. based on sales of approximately $147,000, to require the netting of such costs from gross sales for the year or any reporting interim period thereof.  In addition, we believe that the gross revenue reporting was justified since:

a.	we were responsible for the acceptability of our products,
b.	the customer has a right of return ( we provided for such an allowance as a reduction of our total gross sales) and we will, therefore, take title to the returned products,
c.	We have the latitude in establishing pricing with customers, and
d.	We have discretion in supplier selection,

7. We corrected the presentation of interest-related parties as on operating activity from a financing activity despite paragraph 18 of SFAS 95 which refers to “and providing them with a return on, and a return of their investment”. Your reference to paragraph 23 d referred to cash payments to lenders and other creditors, however, no cash payments were made by Fuego as of the date of presentation to which you referred.

Should you have any further question do not hesitate to contact me.

Sincerely,

Hugo M. Cancio
President,
Fuego Entertainment, Inc.